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LINDSEY.SMITH@SIDLEY.COM
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October 10, 2018

Via EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mary Beth Breslin

Christine Westbrook

Kevin Vaughn

Rolf Sundwall

Re:                             Sirius International Insurance Group, Ltd.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 10, 2018

File No. 333-226620

Ladies and Gentlemen:

On behalf of Sirius International Insurance Group, Ltd., a Bermuda exempted company (“Sirius Group”), we file herewith Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”), which was initially filed via the Commission’s EDGAR system on August 6, 2018 (the “Registration Statement”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 24, 2018 (the “Letter”).  The Staff’s comment is set forth below, followed by the response of Sirius Group.  For ease of reference, the heading and numbered paragraph below corresponds to the heading and numbered comment in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Amendment No. 2 in paper format, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on September 10, 2018.  Capitalized terms used herein but not defined have the meanings ascribed to such terms in Amendment No. 2.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Amendment No. 1 to Form S-4 filed on September 10, 2018

Questions and Answers About the Merger, the Special Meeting and Related Matters

What are the U.S. federal income tax consequences as a result of the Merger?, page 17

1.                                      We note your response to prior comment 9 and reissue. Even if subject to uncertainty, an opinion of counsel with regard to the tax consequences of the transaction is required where the tax consequences are material to an investment decision. Although counsel’s opinion should address what the consequences “will” be rather than what they should be or what the parties intend them to be, it is permissible for the opinion to use “should” rather than “will” if there is insufficient legal authority or other significant doubt about the tax consequences. In that case, counsel should also clearly describe the degree of and legal or factual reasons for the uncertainty. Please also expand your risk factor disclosure to describe the risk of uncertainty. For example, indicate whether an IRS challenge to the tax treatment is possible but highly unlikely, or more likely than not. For more guidance see Section III.C.4 and FN44-45 thereof of Staff Legal Bulletin No. 19 (October 14, 2011).

Response:  In response to the Staff’s comment, Sirius Group has supplemented the disclosure on pages 17, 18, 65, 66, 102, 103 and 120-123 of Amendment No. 2 and has filed our federal income tax opinion as Exhibit 8.1 thereto.

If you have any questions regarding the foregoing or Amendment No. 2, please do not hesitate to contact me at (312) 853-2210.

Sincerely,

/s/ Lindsey A. Smith

Lindsey A. Smith

cc: Allan L. Waters Sirius International Insurance Group, Ltd.